SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CAPLEASE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

140288200

(CUSIP Number)

Roberta S. Matlin

President

Inland Investment Advisors, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140288200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland American Real Estate Trust, Inc. (I.R.S. Employer Identification No. 34-2019608)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,264,772[1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,264,772[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,264,772[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒[2]
13.	Percent of Class Represented by Amount in Row (11) 4.96%[3]

14.	Type of Reporting Person (See Instructions) CO

(1)             The number of shares reported as beneficially owned is as of September 19, 2007.

(2)             Inland American Real Estate Trust, Inc. disclaims beneficial ownership of the shares held in any other discretionary accounts over which Inland Investment Advisers, Inc. retains the power to dispose or vote the shares of the common stock of the Issuer.

(3)             The percentage is calculated based on a total of 45,647,691 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of August 1, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 1, 2007.

CUSIP No. 140288200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Western Retail Real Estate Trust, Inc. (I.R.S. Employer Identification No. 42-1579325)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 40,000[1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,000[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒[2]
13.	Percent of Class Represented by Amount in Row (11) 0.09%[3]

14.	Type of Reporting Person (See Instructions) CO

(1)             The number of shares reported as beneficially owned is as of September 19, 2007.

(2)             Inland Western Retail Real Estate Trust, Inc. disclaims beneficial ownership of the shares held in any other discretionary accounts over which Inland Investment Advisers, Inc. retains the power to dispose or vote the shares of the common stock of the Issuer.

(3)             The percentage is calculated based on a total of 45,647,691 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of August 1, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 1, 2007.

CUSIP No. 140288200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Investment Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,304,772[1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,304,772[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,304,772[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.05%[2]

14.	Type of Reporting Person (See Instructions) IA, CO

(1)             The number of shares reported as beneficially owned is as of September 19, 2007.  Includes shares beneficially owned by Inland Investment Advisers, Inc. through its management of the discretionary accounts of its clients.

(2)             The percentage is calculated based on a total of 45,647,691 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of August 1, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 1, 2007.

CUSIP No. 140288200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Real Estate Investment Corporation (I.R.S. Employer Identification No. 36-3337999)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,304,772[1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,304,772[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,304,772[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.05%[2]

14.	Type of Reporting Person (See Instructions) HC, CO

(1)             The number of shares reported as beneficially owned is as of September 19, 2007.  Includes shares beneficially owned by Inland Investment Advisers, Inc., a wholly-owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2)             The percentage is calculated based on a total of 45,647,691 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of August 1, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 1, 2007.

CUSIP No. 140288200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Inland Group, Inc. (I.R.S. Employer Identification No. 36-3189393)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,304,772[1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,304,772[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,304,772[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.05%[2]

14.	Type of Reporting Person (See Instructions) HC, CO

(1)             The number of shares reported as beneficially owned is as of September 19, 2007.  Includes shares beneficially owned by Inland Investment Advisers, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(2)             The percentage is calculated based on a total of 45,647,691 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of August 1, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 1, 2007.

CUSIP No. 140288200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,304,772[1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,304,772[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,304,772[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.05%[2]

14.	Type of Reporting Person (See Instructions) HC, IN

(1)             The number of shares reported as beneficially owned is as of September 19, 2007.  Includes shares beneficially owned by Inland Investment Advisers, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2)             The percentage is calculated based on a total of 45,647,691 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of August 1, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 1, 2007.

CUSIP NO.   140288200

Item 1.            Security and Issuer

Common Stock, $0.01 par value per share (the “Shares”).

CapLease, Inc. (the “Company”)

1065 Avenue of the Americas

New York, New York  10018

Item 2.            Identity and Background.

(a)                                  Inland American Real Estate Trust, Inc. (“Inland American”)

(b)                                 State of Incorporation:  Maryland

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  Inland American seeks to acquire and manage a diversified (by geographical location and by property type) portfolio of real estate primarily improved for use as shopping or retail centers, malls, multi-family residential buildings, office and industrial buildings located in the United States and Canada.  Inland American also may own publicly traded or privately owned entities that own such commercial real estate assets.  These entities may include REITs and other “real estate operating companies,” such as real estate management companies and real estate development companies.

(d)                                 Inland American was formed on October 4, 2004 and has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.  To the knowledge of Inland American, none of the executive officers and directors of Inland American has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)                                  Inland American was formed on October 4, 2004 and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of Inland American, none of the executive officers and directors of Inland American has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix A filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Inland American, which information is incorporated by reference into this Item 2.

(a)                                  Inland Western Retail Real Estate Trust, Inc. (“IWRRETI”)

(b)                                 State of Incorporation:  Maryland

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  IWRRETI is a real estate investment trust focused on the acquisition, development and management of retail properties, including lifestyle, power, neighborhood and community centers, in addition to single-user net lease properties in locations demonstrating solid demographics.

CUSIP NO.   140288200

(d)                                 IWRRETI was formed in March 2003 and has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.  To the knowledge of IWRRETI, none of the executive officers and directors of IWRRETI has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)                                  IWRRETI was formed in March 2003 and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of IWRRETI, none of the executive officers and directors of IWRRETI has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix B filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of IWRRETI, which information is incorporated by reference into this Item 2.

(a)                                  Inland Investment Advisors, Inc. (“Adviser”)

(b)                                 State of Incorporation:  Illinois

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  Adviser purchases, sells, exchanges and otherwise trades in securities, places orders for the execution of transactions with or through brokers or dealers Adviser selects, renders, furnishes and provides advice, analyses regarding securities on behalf of its clients.

(d)                                 Adviser has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of Adviser, none of the executive officers and directors of Adviser has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  Adviser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of Adviser, none of the executive officers and directors of Adviser has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix C filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Adviser, which information is incorporated by reference into this Item 2.

(a)                                  Inland Real Estate Investment Corporation (“IREIC”)

(b)                                 State of Incorporation:  Delaware

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

CUSIP NO.   140288200

(c)                                  Principal Business:  IREIC is a wholly-owned subsidiary of TIGI (as defined below) and acts as the sponsor of Inland American and IWRRETI.  TIGI, together with its subsidiaries and affiliates, is a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate such as property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance and other related services.

(d)                                 IREIC has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of IREIC, none of the executive officers and directors of IREIC has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  IREIC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of IREIC, none of the executive officers and directors of IREIC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix D filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of IREIC, which information is incorporated by reference into this Item 2.

(a)                                  The Inland Group, Inc. (“TIGI”)

(b)                                 State of Incorporation:  Delaware

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business:  TIGI, together with its subsidiaries and affiliates, is a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate such as property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance and other related services.

(d)                                 TIGI has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of TIGI, none of the executive officers and directors of TIGI has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  TIGI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of TIGI, none of the executive officers and directors of TIGI has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix E filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of TIGI, which information is incorporated by reference into this Item 2.

CUSIP NO.   140288200

(a)                                  Daniel L. Goodwin

(b)                                 Business Address:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Occupation:  Chairman and President, The Inland Group, Inc. and Chairman of Inland Real Estate Corporation.

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(d)                                 Mr. Goodwin has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  Mr. Goodwin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

(f)                                    Citizenship:  United States

Inland American, IWRRETI, Adviser, IREIC, TIGI and Mr. Goodwin collectively are referred to herein as the “Reporting Persons.”

Item 3.            Source and Amount of Funds or Other Consideration.

Pursuant to an Investment Advisory Agreement made and entered into as of November 15, 2005, as amended on August 3, 2007 (the “Inland American Advisory Agreement”) by and between Inland American and Adviser, Adviser has purchased on behalf of Inland American a total of 2,264,772 Shares for an aggregate price of $24,382,987.67 in approximately 68 open-market transactions from March 6, 2007 through September 18, 2007.  The working capital of Inland American and brokerage account margin loans were the sources of consideration for the purchases.  Inland American may continue to utilize margin credit from time to time for the purchase of Shares, subject to applicable federal margin regulations, stock exchange rules and the brokerage firm’s credit policies.  The cost of borrowing with respect to margin accounts fluctuates with the broker loan rate and the amount of the debit balance.  The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in those accounts.

Pursuant to an Investment Advisory Agreement made and entered into as of April 4, 2006, as amended on May 1, 2006 (the “IWRRETI Advisory Agreement”) by and between IWRRETI and Adviser, Adviser has purchased on behalf of IWRRETI a total of 40,000 Shares for an aggregate price of $363,359.43 in approximately five open-market transactions from August 2, 2007 through August 23, 2007.  The working capital of IWRRETI and brokerage account margin loans were the sources of consideration for the purchases.  IWRRETI may continue to utilize margin credit from time to time for the purchase of Shares, subject to applicable federal margin regulations, stock exchange rules and the brokerage firm’s credit policies.  The cost of borrowing with respect to margin accounts fluctuates with the broker loan rate and the amount of the debit balance.  The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in those accounts.  The Inland American Advisory Agreement and IWRRETI Advisory Agreement are referred to herein as the “Advisory Agreements.”

To the knowledge of Inland American, IWRRETI, Adviser, IREIC, and TIGI, this Item 3 is inapplicable to the executive officers and directors listed on Appendices A through E because none of those executive officers and directors has purchased or intends to purchase any Shares of the Company.

Item 4.            Purpose of Transaction.

Adviser beneficially owns the Shares by virtue of having discretionary authority to vote and dispose of the Shares pursuant to the respective Advisory Agreements with Inland American and IWRRETI.  Advisers is a wholly-owned

CUSIP NO.   140288200

subsidiary of IREIC, which is a wholly-owned subsidiary of TIGI, of which Mr. Goodwin is the controlling shareholder.  Each of the Reporting Persons acquired the Company’s Shares for the purpose of making an investment in the Company.  Inland American and Adviser have also considered, on a preliminary basis, various courses of action with respect to the Company, including:  (i) causing the Reporting Persons, or a subsidiary or affiliate thereof, to acquire additional Shares in a cash tender offer or exchange offer; (ii) proposing a merger or sale or similar transaction between Inland American, or an affiliate of Inland American, and the Company; and (iii) seeking representation on the Company’s board of directors.  None of the Reporting Persons has reached any conclusion as to any of the foregoing alternatives.  Pending a conclusion or a determination to dispose of all or a portion of the Shares which it owns, the Reporting Persons will hold all of these Shares as an investment.

Until any of the Reporting Persons makes a decision concerning the alternatives described above, and depending on market conditions and other factors, the Reporting Persons may continue to purchase Shares of the Company in brokerage transactions on the New York Stock Exchange, or in private transactions if appropriate opportunities to do so are available on such terms and at such times as the purchaser considers desirable.

Each of the Reporting Persons intends to continuously review its investment in the Company and may in the future change its present course of action and decide to pursue one of the alternatives discussed in the first paragraph of this Item 4.  Any one or more of the Reporting Persons, except IWRRETI, may seek control of the Company or may merely seek to increase its or his beneficial ownership of Shares of the Company without obtaining control.  Any one or more of the Reporting Persons with dispositive power may determine to dispose of all or a portion of the Shares that it now owns or may hereafter acquire.  In reaching any conclusion as to the foregoing, each of the Reporting Persons will consider various factors, such as the Company’s business and prospects, other developments concerning the Company (including, but not limited to, the attitude of the board of directors and management of the Company), other business opportunities available to each of the Reporting Persons, developments in the business, general economic conditions, and finances of the Reporting Persons and stock market conditions.

Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or would result in:  (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, by-laws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.  Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company’s investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are not applicable.

Item 5.            Interest in Securities of the Issuer.

(a)                                  See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the shares it holds for the accounts of Inland American and IWRRETI by means of a committee composed of three of the directors of Adviser.  Because no one officer or director of the Reporting Persons, has the ability to direct the disposition of the Shares, with the exception of Mr. Goodwin, none of the other officers and directors of the Reporting

CUSIP NO.   140288200

Persons beneficially owns such shares.  Therefore, with the exception of Mr. Goodwin, none of the executive officers or directors listed on Appendices A through E beneficially owns any Shares of the Company.

(b)                                 See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with Inland American and IWRRETI pursuant to the terms of the Advisory Agreements.  None of the executive officers or directors listed on Appendices A through E, with the exception of Mr. Goodwin, beneficially owns any Shares of the Company.

(c)                                  During the past 60 days, Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price per Share	Total Purchase Price
June 18, 2007	B	10,000	$11.18	$112,107.50
June 19, 2007	B	10,000	$11.19	$112,199.50
June 20, 2007	B	10,000	$11.20	$112,304.50
July 26, 2007	B	5,000	$9.58	$48,069.50
July 27, 2007	B	10,000	$9.34	$93,734.50
July 30, 2007	B	5,000	$9.31	$46,727.50
July 31, 2007	B	10,000	$9.30	$93,304.50
August 1, 2007	B	10,000	$8.99	$90,211.50
August 2, 2007	B	10,000	$9.47	$95,031.50
August 3, 2007	B	5,000	$9.43	$47,328.00
August 6, 2007	B	10,000	$8.54	$85,695.50
August 7, 2007	B	10,000	$8.50	$85,295.50
August 10, 2007	B	20,000	$8.90	$178,636.50
August 17, 2007	B	5,000	$9.15	$45,915.50
August 20, 2007	B	5,000	$9.34	$46,867.00
August 21, 2007	B	5,000	$9.18	$46,042.50
August 22, 2007	B	10,000	$9.43	$94,610.50
August 23, 2007	B	13,272	$9.25	$123,114.24
August 24, 2007	B	10,000	$9.47	$94,974.50
August 27, 2007	B	10,000	$9.43	$94,566.50
August 28, 2007	B	10,000	$9.34	$93,677.50
August 30, 2007	B	10,000	$9.48	$95,125.50
August 31, 2007	B	5,000	$9.74	$48,847.50
September 4, 2007	B	3,000	$9.75	$29,341.20
September 5, 2007	B	6,000	$9.59	$57,740.70
September 6, 2007	B	2,000	$9.76	$19,588.50
September 7, 2007	B	2,000	$9.64	$19,339.50
September 10, 2007	B	10,000	$9.54	$95,742.50
September 11, 2007	B	2,000	$9.57	$19,202.50
September 12, 2007	B	2,500	$9.47	$23,758.00
September 13, 2007	B	2,500	$9.40	$23,578.50

CUSIP NO.   140288200

September 14, 2007	B	2,500	$9.48	$23,773.50
September 17, 2007	B	2,500	$9.58	$24,023.50
September 18, 2007	B	900	$9.53	$8,605.53

In addition, during the past 60 days, Adviser has effected the following Share transactions for the accounts of IWRRETI, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price per Share	Total Purchase Price
August 2, 2007	B	10,000	$9.47	$95,031.50
August 3, 2007	B	5,000	$9.43	$47,328.00
August 7, 2007	B	10,000	$8.50	$85,295.50
August 10, 2007	B	10,000	$8.90	$89,320.50
August 23, 2007	B	5,000	$9.25	$46,384.00

To the knowledge of the Reporting Persons, none of the executive officers and directors of Inland American, IWRRETI, Adviser, IREIC or TIGI has effected any transactions in Shares of the Company in the last 60 days or otherwise.  Mr. Goodwin has not effected any transactions in Shares of the Company on his own behalf in the last 60 days or otherwise.

(d)                                 None.

(e)                                  Not Applicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

The Adviser purchased the Shares for the accounts of Inland American and IWRRETI pursuant to the terms of the Advisory Agreements.  The Advisory Agreements provide that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the separate accounts each of Inland American and IWRRETI maintains with Adviser, subject to certain investment guidelines that Inland American and IWRRETI may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  The Advisory Agreements also provide that the Adviser has the power as Inland American’s and IWRRETI’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of all of the assets of the accounts of Inland American and IWRRETI.  Either party to the Inland American Advisory Agreement may terminate that Advisory Agreement upon thirty days’ written notice.  Similarly, either party to the IWRRETI Advisory Agreement may terminate that Advisory Agreement upon thirty days’ written notice.  The Advisory Agreements are attached to this Schedule 13D as Exhibit 7.1 and Exhibit 7.2.

Because there is no written or other express agreement between Inland American and IWRRETI to acquire, hold, vote or dispose of Shares, and the services provided by investment advisers to clients generally do not create such an agreement between or among that adviser and its clients, Inland American, IWRRETI and Adviser in accordance with instruction (2) to the cover page of Schedule 13D do not affirm that they are acting as a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); however, in accordance with the perceived statutory purpose of Section 13(d) to inform investors as to accumulations of an issuer’s securities and because of the relationships among the Reporting Persons described in this Schedule 13D, the Reporting Persons have filed this Schedule 13D jointly pursuant the rules promulgated under Section 13(d), including Rule 13d-1(k).  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and between these persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.  Adviser, IWRRETI and Inland American are separate legal entities.  IREIC sponsored Inland American and IWRRETI.

CUSIP NO.   140288200

Adviser is a wholly-owned subsidiary of IREIC, which is a wholly-owned subsidiary of TIGI, of which Mr. Goodwin is a controlling shareholder.  These entities have some common officers and directors; however, the boards of directors of Inland American and IWRRETI are comprised of a majority of independent directors.  An investment committee comprised of three members of the board of directors of Adviser oversees the overall investment strategy and decisions made with respect to the discretionary accounts that it manages within the respective investment guidelines provided to it by its clients, including Inland American and IWRRETI.  Mr. Goodwin, Mr. Robert D. Parks and Ms. Roberta S. Matlin are members of this investment committee.  Mr. Goodwin manages the day-to-day operations of Adviser.

Item 7.                                   Material to be Filed as Exhibits.

Exhibit Number	Exhibit
7.1	Investment Advisory Agreement as of November 15, 2005, as amended on August 3, 2007, between Inland Investment Advisers, Inc. and Inland American Real Estate Trust, Inc.

7.2	Investment Advisory Agreement as of April 6, 2004, as amended on May 1, 2006, between Inland Investment Advisers, Inc. and Inland Western Retail Real Estate Trust, Inc.

7.3	Joint Filing Agreement

CUSIP NO.   140288200

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2007	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Robert D. Parks
	Name:	Robert D. Parks
	Title:	Chairman

Dated: September 20, 2007	INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

/s/ Steven P. Grimes
	Name:	Steven P. Grimes
	Title:	Principal Financial Officer

Dated: September 20, 2007	INLAND INVESTMENT ADVISERS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Dated: September 20, 2007	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: September 20, 2007	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: September 20, 2007
/s/ Daniel L. Goodwin
Daniel L. Goodwin

CUSIP No. 140288200

Appendix A
Executive Officers and Directors of Inland American

For purposes of Item 2(c) as it pertains to the executive officers and directors of Inland American whose principal employer is Inland Real Estate Investment Corporation, the principal business of the corporation is providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other services related to real estate.

Names and Titles of Inland American Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
J. Michael Borden, Director

President and chief executive officer of Freedom Plastics, Inc., Rock Valley Trucking Co., Inc., Total Quality Plastics, Inc., Rock Valley Leasing, Inc., Hufcor Inc., Airwall, Inc. and Soft Heat; chief executive officer of F. P. Investments.

Hufcor, Inc. P.O. Box 591 Janesville, WI 53547 United States Citizen

Brenda G. Gujral, President and Director	President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

David Mahon, Director

Managing director of GE Antares Capital and one of GE Antares’ senior deal professionals in leveraged finance; works in capital markets where he is responsible for structuring and syndicating GE Antares’ transactions.

Antares Capital Corporation 311 S. Wacker Drive Suite 4400 Chicago, IL 60606 United States Citizen

Thomas F. Meagher, Director

Principal stockholder and chairman of Professional Golf Cars of Florida. Mr. Meagher currently serves on the board of directors of The Private Bank of Chicago, DuPage Airport Authority, the TWA Plan Oversight Committee and Festival Airlines.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Chairman of the Board; Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Paula Saban, Director

Designs and implements various financial solutions for clients with Bank of America’s Private Bank and Banc of America Investment Services, Inc.; manages a diverse client portfolio; responsible for client management and overall client satisfaction.

807 Tory Court Schaumburg, IL 60173 United States Citizen

Appendix A-1

CUSIP No. 140288200

William J. Wierzbicki, Director

Registered Professional Planner in the Province of Ontario, Canada; member of both the Canadian Institute of Planners and the Ontario Professional Planners Institute; sole proprietor of “Planning Advisory Services,” a land-use planning consulting service providing consultation and advice to various local governments, developers and individuals; chairman of the Sault North Planning Board, which is responsible for land-use planning for 32 unorganized townships north of the city of Sault Ste. Marie and was a provincial government appointment and has served three consecutive three-year terms with six years as the chairman of the board; independent director on the Sault Area Hospital board of directors and sits on that board’s New Hospital Planning Committee and the Quality and Performance Committee. Business of Principal Employer

28 Tadcaster Place Sault Ste. Marie, Ontario Canada P6B 5E4 Canadian Citizen

Roberta S. Matlin, Vice President— Administration	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Lori Foust, Treasurer and Principal Financial Officer	Treasurer and principal financial officer of Inland American.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Scott W. Wilton, Secretary

Secretary of Inland American; assistant vice president of The Inland Real Estate Group, Inc.; assistant counsel with The Inland Real Estate Group law department; secretary of Inland Retail Real Estate Trust, Inc. and Inland Retail Real Estate Advisory Services, Inc; secretary of Inland Real Estate Exchange Corporation; secretary of Inland Western Retail Real Estate Trust, Inc.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix A-2

CUSIP No. 140288200

Appendix B
Executive Officers and Directors of Inland Western Retail Real Estate Trust, Inc.

For purposes of Item 2(c) as it pertains to the executive officers and directors of Inland Western Retail Real Estate Trust, Inc., whose principal employer is Inland Real Estate Investment Corporation, the principal business of the corporation is providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other services related to real estate.

Names and Titles of IWRRETI Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Kenneth H. Beard, Director	President and chief executive officer of Midwest Mechanical Group, a mechanical construction and service company.	Midwest Mechanical Group 540 Executive Drive Willowbrook, Illinois 60527 United States Citizen

Frank A. Catalano, Jr., Director

President of Catalano & Associates, a real estate company that includes brokerage, property management and rehabilitation and leasing of office buildings. Mr. Catalano also works with HMC-Home Mortgages Co., which involves mortgage banking.

American Home Mortgage 105 South York Road, Suite 200 Elmhurst, Illinois 60126 United States Citizen

Paul R. Gauvreau, Director

Retired chief financial officer, financial vice president and treasurer of Pittway Corporation, a New York Stock Exchange listed manufacturer and distributor of professional burglar and fire alarm systems and equipment.

4483 RFD Long Grove, Illinois 60047 United States Citizen

Gerald M. Gorski, Director	Partner in the law firm of Gorski and Good located in Wheaton, Illinois, practicing governmental law.	211 S. Wheaton Ave., Suite 305 Wheaton, Illinois 60187 United States Citizen

Steven P. Grimes, Treasurer and Principal Financial Officer	Chief Financial Officer of Inland Western Retail Real Estate Advisory Services, Inc., the business manager/advisor of Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Brenda G. Gujral, Chief Executive Officer and Director	President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Vice President of Administration	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Barbara A. Murphy, Director	Chairwoman of the DuPage Republican Party, member of the Illinois Motor Vehicle Review Board and a member of the Matrimonial Fee Arbitration Board.	850 Saddlewood Glen Ellyn, Illinois 60137 United States Citizen

Appendix B-1

CUSIP No. 140288200

Robert D. Parks, Chairman and Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix B-2

CUSIP No. 140288200

Appendix C

Executive Officers and Directors of Adviser

For purposes of Item 2(c) as it pertains to the executive officers and directors of the Adviser whose principal employer is Inland Real Estate Investment Corporation or The Inland Group, Inc., the principal business of those corporations is providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other services related to real estate.

Names and Titles of Adviser Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Principal Business Conducted by Employer; Business or Residence Address; Citizenship
Brenda G. Gujral, Director and Vice President	President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Director and President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Daniel L. Goodwin, Director	Chairman, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix C-1

CUSIP No. 140288200

Appendix D

Executive Officers and Directors of IREIC

For purposes of Item 2(c) as it pertains to the executive officers and directors of IREIC whose principal employer is The Inland Group, Inc., the principal business of those corporations is providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other services related to real estate.

Names and Titles of IREIC Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Principal Business Conducted by Employer; Business or Residence Address; Citizenship
Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc. and Chairman of Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum, Director	Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Brenda G. Gujral, Director & Vice President	President, Inland Real Estate Investment Corporation, Director and Vice President of Adviser.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Director & President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Michael J. O’Hanlon, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

George A. Pandaleon, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix D-1

Ulana B. Horalewskyj, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

George Adamek, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Marianne Jones, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Kelly E. Tucek, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Guadalupe Griffin, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Dawn M. Williams, Vice President-Marketing	Vice President-Marketing, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Sandra Perion, Vice President-Operations	Vice President-Operations, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Debbie Jaent, Assistant Vice President	Assistant Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Carol Hoffman, Assistant Vice President/Assistant Secretary	Assistant Vice President/Assistant Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Bruce Kilkus, Assistant Vice President	Assistant Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix D-2

CUSIP No. 140288200

Appendix E

Executive Officers and Directors of TIGI

For purposes of Item 2(c) as it pertains to the executive officers and directors of TIGI, the principal business of which is providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other services related to real estate.

Names and Titles of TIGI Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Principal Business Conducted by Employer; Business or Residence Address; Citizenship
Daniel L. Goodwin, Chairman and President	Chairman and President, The Inland Group, Inc. and Chairman of Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum Vice Chairman, Executive Vice President and General Counsel	Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

G. Joseph Cosenza, Vice Chairman	Vice Chairman, The Inland Group, Inc., serves on management committee of Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation, President, Chief Executive Officer and Director of Inland Real Estate Corporation and Director of Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix E-1